Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company's unaudited interim condensed consolidated financial statements for the three months ended March 31, 2025 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2024. The date of this MD&A is May 6, 2025. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Throughout this MD&A and in other materials disclosed by the Company, we adhere to generally accepted accounting principles ("GAAP"), however the Company also employs certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations, netback, sales, gross revenues, net operating costs, net debt and free cash flow. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities, as indicators of our performance.

This MD&A also contains oil and natural gas information and forward-looking statements. Please see the Company's disclosure under the headings "Non-GAAP and Other Financial Measures", "Oil and Natural Gas Information", and "Forward-Looking Statements" included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30
Three months ended	2025	2024	2024	2024	2024	2023	2023	2023
Production revenues	$211.0	$213.6	$218.2	$208.4	$177.3	$173.3	$200.4	$166.0
Cash flow from operating activities	96.7	115.0	110.3	77.9	58.7	117.7	95.3	67.1
Basic per share (1)	1.32	1.55	1.45	1.02	0.76	1.49	1.18	0.82
Diluted per share (1)	1.27	1.49	1.40	0.98	0.73	1.44	1.15	0.79
Funds flow from operations (2)	100.1	107.7	124.7	115.2	84.4	97.0	98.9	87.4
Basic per share (3)	1.36	1.45	1.64	1.51	1.09	1.23	1.22	1.07
Diluted per share (3)	1.31	1.39	1.58	1.44	1.05	1.18	1.19	1.03
Net income (loss)	15.4	(284.8)	33.2	37.1	11.9	34.3	24.8	18.4
Basic per share	0.21	(3.83)	0.44	0.48	0.15	0.44	0.31	0.22
Diluted per share	$0.20	$(3.83)	$0.42	$0.46	$0.15	$0.42	$0.30	$0.22
Production
Light oil (bbl/d)	12,727	13,271	13,722	13,782	13,079	12,176	12,452	12,512
Heavy oil (bbl/d)	10,887	11,621	10,624	7,026	6,748	5,851	6,260	5,356
NGLs (bbl/d)	3,072	3,176	3,148	3,193	2,783	2,614	2,708	2,432
Natural gas (mmcf/d)	70	72	73	71	70	68	69	64
Total (boe/d)(4)	38,416	40,119	39,714	35,773	34,238	31,974	32,937	31,042

(1)
Supplementary financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP ratio. See "Non-GAAP and Other Financial Measures".
(4)
Disclosure of production on a per boe basis in this MD&A consists of the constituent product types and their respective quantities. See also "Supplemental Production Disclosure" and "Oil and Natural Gas Information".

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow

	Three months ended March 31
(millions, except per share amounts)	2025	2024
Cash flow from operating activities	$96.7	$58.7
Change in non-cash working capital	(5.8)	13.4
Decommissioning expenditures	6.6	10.1
Onerous office lease settlements	0.7	2.3
Deferred financing costs	(0.4)	(0.6)
Restructuring	0.1	-
Transaction costs	2.2	-
Other expenses	-	0.5
Funds flow from operations (1)	100.1	84.4
Capital expenditures	(128.4)	(114.3)
Decommissioning expenditures	(6.6)	(10.1)
Free Cash Flow (1)	$(34.9)	$(40.0)

Per share – funds flow from operations (2)
Basic per share	$1.36	$1.09
Diluted per share	$1.31	$1.05

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Non-GAAP ratio. See "Non-GAAP and Other Financial Measures".

Cash flow from operating activities and funds flow from operations increased in Q1 2025 compared to Q1 2024 primarily due to higher production revenues, as a result of increased production levels from our active development program. This was partially offset by higher net operating and transportation costs, as we continue to increase development and production in our Peace River area as part of our growth plan.

Pembina Disposition

In April 2025, the Company closed the previously announced disposition to InPlay Oil Corp. ("InPlay") of our operated Pembina (Cardium) assets (the "Pembina Disposition"). Total consideration for the transaction included approximately $211 million of cash (inclusive of interim closing adjustments), approximately 9.1 million common shares of InPlay (updated to reflect InPlay's consolidation of its common shares on a one for six basis effective April 14, 2025 (the "InPlay Share Consolidation)) and a $15 million value associated with acquiring InPlay's 34.6 percent interest in the Willesden Green Cardium Unit #2 property. The transaction includes all the Company's assets in Pembina, with the exception of our non-operated interest in Pembina Cardium Unit #11 which we retain. The transaction has an effective date of December 1, 2024. As part of the transaction, InPlay assumed all assets and liabilities associated with the Pembina assets, including the Company’s decommissioning liabilities.

This transaction has further strengthened our balance sheet, with the cash proceeds from the transaction used to initially pay down outstanding debt which resulted in approximately $30 million drawn on our syndicated credit facility on close. Additionally, in the coming months, we will be considering different monetization options for our InPlay share position which we believe will offer further value to our shareholders.

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Business Strategy

Upon close of the Pembina Disposition, Peace River is now our largest asset where, over the past two years, we have more than doubled our production in the area through a focused development program. With a significant land base of approximately 700 net sections, we expect to continue to grow our Clearwater and Bluesky production through further development and delineation of existing and establishing new fields in the area. We also expect to maintain production in our light oil assets through development and allocate the excess free cash flow back into Peace River to help fund growth. The pace and level of future development will be subject to the macro-economic environment as we look to maintain the Company’s financial strength.

In 2023, we began our return of capital initiative through our share buyback program under our normal course issuer bid ("NCIB"). This program has further enhanced shareholder returns, specifically through a focus on per share growth. Including purchases subsequent to Q1 2025, we have re-purchased and cancelled a total of approximately 13.1 million common shares for total consideration of approximately $113.6 million since the inception of the NCIB in 2023. Purchases under the NCIB are subject to having $65 million of liquidity and otherwise complying with the terms of our current credit facilities. In February 2025, the Company renewed our NCIB for the next 12 months.

The Company continued with our environmental remediation efforts in the first quarter of 2025 with a focus on abandoning and reclaiming inactive fields. In the coming years, the Company will continue to abandon and reclaim inactive fields across our portfolio.

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Benchmark prices
WTI oil ($US/bbl)	$71.42	$70.27	$75.09	$80.57	$76.96	$78.32	$82.26	$73.78
Edm mixed sweet par price (CAD$/bbl)	95.00	94.39	97.60	105.41	92.21	99.46	107.89	95.12
Western Canada Select (CAD$/bbl)	84.04	80.67	83.80	91.82	77.80	76.76	93.07	78.89
NYMEX Henry Hub ($US/mmbtu)	3.65	2.79	2.16	1.89	2.24	2.88	2.55	2.10
AECO 5A Index (CAD$/mcf)	2.17	1.48	0.69	1.18	2.50	2.30	2.60	2.45
Foreign exchange rate ($US/CAD$)	1.43	1.40	1.37	1.37	1.35	1.36	1.34	1.34

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(4.98)	(2.42)	(3.35)	(3.63)	(8.65)	(5.19)	(1.86)	(2.96)
WTI - Western Canadian Select Heavy ($US/bbl)	(12.65)	(12.54)	(13.51)	(13.55)	(19.33)	(21.88)	(12.89)	(15.04)

Average sales price (1) (2)
Light oil (CAD$/bbl)	99.46	96.95	100.09	107.61	94.82	100.38	109.56	96.92
Heavy oil (CAD$/bbl)	70.14	67.70	73.73	79.73	60.39	58.53	80.14	61.63
NGLs (CAD$/bbl)	53.49	44.27	48.92	48.92	50.43	55.65	49.71	50.45
Total liquids (CAD$/bbl)	82.21	78.88	84.04	91.64	79.08	82.85	93.40	82.04
Natural gas (CAD$/mcf)	$2.18	$1.53	$0.86	$1.33	$2.38	$2.63	$2.65	$2.56

(1)
Excludes the impact of realized hedging gains or losses.
(2)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Oil

WTI prices averaged US$71.42 per bbl during Q1 2025. Oil prices started the year higher and averaged approximately US$75 per bbl in January but decreased throughout the quarter with WTI averaging approximately US$68 per bbl in March. Commodity markets were volatile due to concerns over US imposed tariffs and the potential impact it may have on the global economy in addition to the announced output increase from OPEC.

In Q1 2025, WCS differentials remained narrow, averaging US$12.65 per bbl for the quarter. Alternatively, there was weakness in MSW pricing, which resulted in an average differential of US$4.98 for the quarter compared to an MSW differential of US$2.42 for Q4 2024.

The Company currently has the following oil hedging contracts in place on a weighted average basis:

Type	Volume (bbls/d)	Remaining Term	Price ($/bbl)
WTI Swap	3,750	May 2025	92.80
WTI Collar	3,500	May 2025	97.29 - 101.79
WCS Differential	8,500	May 2025 - June 2025	(19.39)
WCS Differential	7,750	July 2025 - September 2025	(18.83)
WCS Differential	6,000	October 2025 - December 2025	(19.30)
MSW Differential	1,500	May 2025 - June 2025	(7.90)
MSW Differential	500	July 2025 - September 2025	(6.59)

Natural Gas

In Q1 2025, both NYMEX and AECO prices improved over Q4 2024 however AECO prices remained weak due to inventory levels remaining relatively high throughout the period. The average NYMEX futures price for Q1 2025 was US$3.65 per mmbtu, and in Alberta, AECO 5A prices averaged $2.17 per mcf.

The Company currently has the following natural gas hedging contracts in place on a weighted average basis:

Type	Volume (mcf/d)	Remaining Term	Price ($/mcf)
AECO Swap	19,905	May 2025 - October 2025	2.26
AECO Collar	1,896	May 2025 - October 2025	2.11 - 2.64

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

RESULTS OF OPERATIONS

Average Sales Prices (1)

	Three months ended March 31
	2025	2024	% change
Light oil (per bbl)	$99.46	$94.82	5
Heavy oil (per bbl)	70.14	60.39	16
NGL (per bbl)	53.49	50.43	6
Total liquids (per bbl)	82.21	79.08	4
Realized risk management loss (per bbl)	(0.10)	(0.02)	400
Total liquids, net (per bbl)	82.11	79.06	4

Natural gas (per mcf)	2.18	2.38	(8)
Realized risk management gain (per mcf)	0.46	0.61	(25)
Natural gas net (per mcf)	2.64	2.99	(12)

Weighted average (per boe)	61.11	57.07	7
Realized risk management gain (per boe)	0.78	1.24	(37)
Weighted average net (per boe)	$61.89	$58.31	6

(1)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

Production

	Three months ended March 31
Daily production	2025	2024	% change
Light oil (bbl/d)	12,727	13,079	(3)
Heavy oil (bbl/d)	10,887	6,748	61
NGL (bbl/d)	3,072	2,783	10
Natural gas (mmcf/d)	70	70	-
Total production (boe/d)	38,416	34,238	12

In Q1 2025, production levels increased compared to Q1 2024 as the Company progressed on our growth plan which led to higher activity levels, particularly in our Peace River asset. During Q1 2025, the Company had five rigs running in Peace River and one rig running in the Cardium. A total of 31 wells (26.6 net) were drilled and 19 wells (17.9 net) were brought on production. The majority of our wells drilled in Q1 will be brought on production in Q2 2025.

Average production within the Company’s key development areas and within the Company’s Legacy asset area was as follows:

	Three months ended March 31
Daily production (boe/d) (1)	2025	2024	% change
Cardium	24,967	24,058	4
Peace River	11,609	7,287	59
Viking	1,520	2,505	(39)
Legacy	320	388	(18)
Total	38,416	34,238	12

(1)
Refer to “Supplemental Production Disclosure” for details by product type.

Subsequent to March 31, 2025, the Company closed the disposition of our operated Pembina assets that are located in the Cardium area. Production associated with these assets averaged approximately 11,000 boe/d in Q1 2025.

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Netbacks

	Three months ended March 31
(per boe)	2025	2024
Netback:
Sales price (1) (3)	$61.11	$57.07
Risk management gain (2)	0.78	1.24
Royalties	(8.22)	(7.05)
Transportation	(4.85)	(3.95)
Net operating costs (3)	(15.72)	(13.91)
Netback (3)	$33.10	$33.40

	(boe/d)	(boe/d)
Production	38,416	34,238

(1)
For the three months ended March 31, 2025 includes the impact of commodities purchased from and sold to third parties of $0.3 million (2024 – $0.5 million). See "Production Revenues" below for a reconciliation of "Sales" to "Production revenues".
(2)
Realized risk management gains on commodity contracts.
(3)
Non-GAAP ratios. See "Non-GAAP and Other Financial Measures".

The Company's netback was relatively unchanged in Q1 2025 compared to Q1 2024 as higher realized prices were offset by higher net operating costs and royalties. Transportation costs were also higher as a result of our increasing Peace River production.

	Three months ended March 31
(millions)	2025	2024
Netback:
Sales (1) (3)	$211.3	$177.8
Risk management gain (2)	2.7	3.8
Royalties	(28.4)	(22.0)
Transportation	(16.8)	(12.3)
Net operating costs (3)	(54.4)	(43.2)
Netback (3)	$114.4	$104.1

(1)
For the three months ended March 31, 2025 includes the impact of commodities purchased from and sold to third parties of $0.3 million (2024 – $0.5 million). See "Production Revenues" below for a reconciliation of "Sales" to "Production revenues".
(2)
Realized risk management gains on commodity contracts.
(3)
Non-GAAP financial measures. See "Non-GAAP and Other Financial Measures".

Production Revenues

A reconciliation from production revenues to gross revenues is as follows:

	Three months ended March 31
(millions)	2025	2024
Production revenues	$211.0	$177.3
Sales of commodities purchased from third parties	2.0	3.8
Less: Commodities purchased from third parties	(1.7)	(3.3)
Sales (1)	211.3	177.8
Realized risk management gain (2)	2.7	3.8
Gross revenues (1)	$214.0	$181.6

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Relates to realized risk management gains on commodity contracts.

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

The Company's production revenues and gross revenues were higher in Q1 2025 compared to Q1 2024, mainly due to higher production volumes from our active development program and higher realized oil prices.

Change in Gross Revenues (1)

(millions)
Gross revenues – January 1 – March 31, 2024	$181.6
Increase in liquids production	20.3
Increase in liquids prices	14.5
Decrease in natural gas prices	(1.3)
Decrease in realized oil risk management gain	(0.2)
Decrease in realized natural gas risk management gain	(0.9)
Gross revenues – January 1 – March 31, 2025 (2)	$214.0

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Excludes processing fees and other income.

Royalties

	Three months ended March 31
	2025	2024
Royalties (millions)	$28.4	$22.0
Average royalty rate (1)	13%	12%

(1)
Excludes effects of risk management activities and other income.

In Q1 2025, absolute royalties increased from Q1 2024 which was largely attributed to our increased production base. The average royalty rate increased due to higher commodity prices.

Expenses

	Three months ended March 31
(millions)	2025	2024
Net operating (1)	$54.4	$43.2
Transportation	16.8	12.3
Financing	12.7	12.0
Share-based compensation	$2.9	$9.0

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

Operating

A reconciliation of operating costs to net operating costs is as follows:

	Three months ended March 31
(millions)	2025	2024
Operating costs	$59.0	$49.3
Less processing fees	(2.8)	(3.9)
Less road use recoveries	(1.8)	(2.1)
Less realized power risk management loss	-	(0.1)
Net operating costs (1)	$54.4	$43.2

(1)
Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

On an absolute basis, both operating and net operating costs have increased compared to Q1 2024 mainly due to our higher production base as well as increased trucking costs due to higher than anticipated initial water volumes associated with our larger Peace River drilling program. Additionally, in Q1 2025, repair and maintenance activity and land survey costs required as part of the Pembina disposition contributed to this increase, which was partially offset by lower power costs.

Transportation

The Company continues to utilize multiple sales points in the Peace River area to increase realized prices. New wells drilled in the Peace River area over the past year resulted in higher production and thus higher transportation costs in Q1 2025 compared to Q1 2024.

Financing

Financing expense consists of the following:

	Three months ended March 31
(millions)	2025	2024
Interest	$7.5	$6.7
Accretion on decommissioning liability	4.6	4.2
Accretion on office lease provision	-	0.2
Accretion on discount of senior unsecured notes	0.1	0.1
Accretion on lease liabilities	0.1	0.1
Loss on repurchased senior unsecured notes	-	0.1
Deferred financing costs	0.4	0.6
Financing	$12.7	$12.0

Obsidian Energy’s debt structure includes short-term borrowings under our syndicated credit facility and term financing through our senior unsecured notes. Interest charges were higher in 2025 compared to 2024 mainly due to higher interest rates and higher debt balances as a result of the Peace River acquisition we completed in Q2 2024 and higher development activity levels as we progressed on our growth plan.

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination (typically completed in May and November of each year). We completed our semi-annual borrowing redetermination early in conjunction with our Pembina asset disposition to InPlay. Upon closing the disposition, the aggregate amount available under the syndicated credit facility is $235.0 million, which was reduced from $300.0 million subsequent to March 31, 2025. At that time, the revolving period and maturity dates under the syndicated credit facility were extended to May 31, 2026 and May 31, 2027, respectively. On April 7, 2025 the Company used the cash proceeds from the Pembina Disposition to reduce the amount outstanding under our syndicated credit facility to approximately $30 million.

At March 31, 2025, the Company had senior unsecured notes outstanding totaling $114.2 million which mature on July 27, 2027. The senior unsecured notes were initially issued at a price of $980 per $1,000 principal amount resulting in aggregate gross proceeds of $125.0 million and at an interest rate of 11.95 percent. The senior unsecured notes are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company.

As part of the terms of the senior unsecured notes, the Company is required, in certain circumstances, to make a repurchase offer (the "Repurchase Offer") at a price of $1,030 per $1,000 principal amount to an aggregate amount of $63.8 million (including open market purchases), which has been reduced to $50.4 million based on previous Repurchase Offers and open market purchases. The obligation to make a Repurchase Offer is based on free cash flow for the six months ended June 30 (typically offered in August) and based on free cash flow for the six months ended December 31 (typically offered in March). Minimum available liquidity thresholds and projected leverage ratios under the Company's syndicated credit facilities are also required to be met in order to proceed with a Repurchase Offer. In Q1 2025, the Company made a Repurchase Offer for $3.0 million, however, there was no uptake from note holders.

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Subsequent to March 31, 2025, the Company repurchased $2.0 million of our senior unsecured notes on the open market at a price of $1,027.5 per $1,000 principal amount. We currently have $112.2 million of senior unsecured notes outstanding.

At March 31, 2025, letters of credit totaling $4.3 million were outstanding (December 31, 2024 – $4.4 million) that reduce the amount otherwise available to be drawn on our syndicated credit facility.

Share-Based Compensation

Share-based compensation expense relates to options ("Options") granted under the Company's Stock Option Plan, restricted share units (“RSUs") granted under the Restricted and Performance Share Unit Plan (“RPSU plan”), deferred share units ("DSUs") granted under the Deferred Share Unit Plan (“DSU plan”) and performance share units (“PSUs”) granted under the RPSU plan.

Share-based compensation expense consisted of the following:

	Three months ended March 31
(millions)	2025	2024
DSUs	$0.3	$4.4
PSUs	0.5	1.6
NTIP (1)	-	0.9
Liability based incentive plans	$0.8	$6.9

RSUs	$1.7	$1.7
Options	0.4	0.4
Equity based incentive plans	2.1	2.1
Share-based compensation	$2.9	$9.0

(1)
Restricted awards granted under the Non-Treasury Incentive Award Plan ("NTIP") were classified as a liability and were settled in cash. There were no outstanding restricted awards under the NTIP at March 31, 2025.

The change in share price at the balance sheet date results in a mark-to-market valuation which is used to calculate the PSU and DSU future obligations. On March 31, 2025, the Company's share price closed at $8.43 per share compared to $8.36 per share on December 31, 2024 and $11.18 per share on March 31, 2024 on the Toronto Stock Exchange.

General and Administrative Expenses ("G&A")

	Three months ended March 31
(millions, except per boe amounts)	2025	2024
Gross	$10.9	$10.6
Per boe (1)	3.14	3.41
Net (2)	5.6	5.5
Per boe (1)	$1.61	$1.77

(1)
Supplementary financial measure. See “Non-GAAP and Other Financial Measures”.
(2)
Net G&A includes the impact of overhead recoveries and capitalized G&A.

On an absolute basis, G&A was relatively unchanged in Q1 2025 compared to Q1 2024 as staff levels were relatively consistent year-over-year. The higher production levels resulted in lower per boe G&A metrics in Q1 2025 compared to Q1 2024.

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Depletion, Depreciation and Impairment

	Three months ended March 31
(millions)	2025	2024
Depletion and depreciation (“D&D”)	$43.2	$55.0

PP&E Impairment	$12.1	$0.9

The Company’s D&D expense decreased in Q1 2025 from Q1 2024 due to the assets associated with the Pembina Disposition being classified as assets held for sale in Q4 2024 and no longer being depleted.

At March 31, 2025, we continued to classify our operated Pembina assets within our Cardium cash generating unit ("CGU") as assets held for sale, which led to the Company updating our assumptions at the quarter-end date. This resulted in the Company recording a $12.0 million non-cash impairment charge as we valued the assets at the anticipated transaction proceeds based on March 31, 2025. In the first quarter of 2025, we recorded a $0.1 million (2024 - $0.9 million) impairment in our Legacy cash generating unit ("CGU") due to decommissioning spending in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed each period.

Taxes

	Three months ended March 31
(millions)	2025	2024
Deferred income tax expense	$5.0	$4.3

The Company previously recognized a deferred tax asset, as we expect to have sufficient taxable profits in future years in order to fully utilize the remaining deferred tax asset balance. The deferred income tax expense was due to the Company's net income and resultant reduction of our deferred income tax asset.

Net Income

	Three months ended March 31
(millions, except per share amounts)	2025	2024
Net income	$15.4	$11.9
Basic per share	0.21	0.15
Diluted per share	$0.20	$0.15

Net income was higher in the Q1 2025 period as a result of the Company's higher production revenues due to increased production. This was partially offset by our higher net operating and transportation costs due to our larger production base and expanded operations in Peace River.

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Capital Expenditures

	Three months ended March 31
(millions)	2025	2024
Drilling and completions	$87.8	$91.3
Well equipping and facilities	33.8	22.7
Land and geological/geophysical	6.4	-
Corporate	0.4	0.3
Capital expenditures	$128.4	$114.3

Capital expenditures in Q1 2025 were higher than Q1 2024 due to the active Q1 2025 development program with five rigs running in Peace River and one rig running in the Cardium. During the first three months of 2025, 19 (17.9 net) wells were brought on production, including operated and non-operated activities, which included 4 (4.0 net) wells in the Cardium and 15 (13.9 net) wells in Peace River.

Drilling

	Three months ended March 31
	2025		2024
(number of wells)	Gross	Net	Gross	Net
Oil	31	27	26	21
Gas	-	-	4	1
Injectors, stratigraphic and service	-	-	6	5
Total	31	27	36	27

The Company drilled 26 (24.4 net) operated wells during Q1 2025. In addition, the Company had non-operated working interests in 5 (2.2 net) wells that were drilled by various partners during the period.

Environmental and Climate Change

The oil and natural gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site rehabilitation requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation is expected to require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy monitors our operations for environmental impacts and allocates capital to reclamation and other activities to help mitigate the impact on the areas in which the Company operates. The Company follows the Alberta Energy Regulator guidance under Directive 088 where a minimum amount of spending is required to abandon inactive sites.

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	As at
(millions)	March 31, 2025	December 31, 2024
Long-term debt
Syndicated credit facility	$239.5	$225.0
Senior unsecured notes	114.2	114.2
Unamortized discount of senior unsecured notes	(1.0)	(1.1)
Deferred financing costs	(2.3)	(2.7)
Total	350.4	335.4

Working capital deficiency
Cash	(0.3)	-
Accounts receivable	(86.0)	(88.0)
Prepaid expenses and other	(15.2)	(12.0)
Bank overdraft	-	0.5
Accounts payable and accrued liabilities	211.0	175.8
Total	109.5	76.3

Net debt (1)	$459.9	$411.7

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

Net debt increased compared to December 31, 2024, as a result of higher drawings under our syndicated credit facility and increased working capital deficiency due to our active Q1 2025 development program. On April 7, 2025 the Company closed the Pembina Disposition and used the cash proceeds of approximately $211 million (inclusive of interim closing adjustments) to reduce the amount outstanding under our syndicated credit facility to approximately $30 million.

Liquidity

The Company currently has a reserve-based syndicated credit facility with a borrowing limit of $235.0 million and at March 31, 2025 senior unsecured notes totaling $114.2 million, due in July 2027. For further details on the Company’s debt instruments please refer to the “Financing” section of this MD&A.

The Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and an appropriate capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies.

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Financial Instruments

Obsidian Energy had the following financial instruments outstanding as at March 31, 2025. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings, and by obtaining financial security in certain circumstances.

	Notional Volume	Remaining Term	Price	Fair value (millions)
Oil
WTI Swap	5,750 bbl/d	April 2025	$98.78/bbl	$(0.6)
WTI Swap	1,500 bbl/d	May 2025	$100.20/bbl	(0.1)
WTI Collar	3,500 bbl/d	April 2025	$95.00/bbl - $99.00/bbl	(0.4)
WTI Collar	3,000 bbl/d	May 2025	$97.00/bbl - $101.50/bbl	(0.2)
WCS Differential	6,000 bbl/d	April 2025 - December 2025	($19.30)/bbl	(4.0)
WCS Differential	2,500 bbl/d	April 2025 - June 2025	($19.60)/bbl	(1.0)
WCS Differential	1,750 bbl/d	July 2025 - September 2025	($17.21)/bbl	(0.2)
MSW Differential	1,500 bbl/d	April 2025 - June 2025	($7.90)/bbl	(0.4)
MSW Differential	500 bbl/d	July 2025 - September 2025	($6.59)/bbl	(0.1)

AECO
AECO Swap	17,062 mcf/d	April 2025 - October 2025	$2.24/mcf	(1.0)
AECO Collar	1,896 mcf/d	April 2025 - October 2025	$2.11/mcf - $2.64/mcf	(0.1)

Total				$(8.1)

Refer to the Business Environment section above for a full list of hedges currently outstanding including contracts that were entered into subsequent to March 31, 2025.

Based on commodity prices and contracts in place at March 31, 2025, the Company notes the following sensitivities:

•
a $1.00 change in the price per barrel of liquids would change pre-tax unrealized risk management by $2.6 million; and
•
a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $0.4 million.

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

The components of risk management within Income on the Consolidated Statements of Income are as follows:

	Three months ended March 31
(millions)	2025	2024
Realized
Settlement of oil contracts loss	$(0.2)	$-
Settlement of natural gas contracts gain	2.9	3.8
Total realized risk management gain	$2.7	$3.8

Unrealized
Oil contracts loss	$(10.3)	$(0.3)
Natural gas contracts loss	(4.9)	(4.0)
Total unrealized risk management loss	(15.2)	(4.3)
Risk management loss	$(12.5)	$(0.5)

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered into to date, are based on forecasted results. The table below includes the impact of the Pembina disposition.

	Impact on funds flow from operations (1)
Change of:	Change	$ millions	$/share
WTI - Price per barrel of liquids	WTI US$1.00	10.3	0.14
WCS - Price per barrel of liquids	WCS US$1.00	7.3	0.10
Liquids production	1,000 bbl/day	20.2	0.28
Price per mcf of natural gas	AECO $0.10	1.1	0.02
Natural gas production	1 mmcf/day	1.0	0.01
Effective interest rate	1%	1.8	0.03
Exchange rate ($US per $CAD)	$0.01	4.2	0.06

(1)
Non-GAAP financial measure. or non-GAAP ratio. See “Non-GAAP and Other Financial Measures”.

Contractual Obligations and Commitments

As at March 31, 2025, Obsidian Energy was committed to certain payments over the next five calendar years and thereafter as follows:

	2025	2026	2027	2028	2029	Thereafter	Total
Long-term debt (1)	$-	$239.5	$114.2	$-	$-	$-	$353.7
Transportation	15.0	17.7	14.1	12.9	13.0	8.0	80.7
Interest obligations	19.4	20.5	13.7	-	-	-	53.6
Lease liability	1.7	1.8	1.3	0.6	0.1	4.6	10.1
Decommissioning liability (2)	13.4	18.1	15.6	14.4	11.8	38.8	112.1
Total	$49.5	$297.6	$158.9	$27.9	$24.9	$51.4	$610.2

(1)
The 2026 figure includes our syndicated credit facility which had a term-out date of May 2026 at March 31, 2025. Subsequent to March 31, 2025, the Company completed our semi-annual borrowing base redetermination and the term-out date was extended to May 2027. The 2027 figure includes our senior unsecured notes due in July 2027. Refer to the Financing section above for further details. Historically, the Company has successfully renewed our syndicated credit facility. Post closing the Pembina Disposition on April 7, 2025, cash proceeds from the sale were used to reduce the amount outstanding on the syndicated credit facility to approximately $30 million.
(2)
These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

At March 31, 2025, the Company had an aggregate of $114.2 million in senior unsecured notes maturing in July 2027 and the revolving period of our syndicated credit facility was May 31, 2025, with a term out period to May 31, 2026. Subsequent to March 31, 2025, the Company completed our semi-annual borrowing base redetermination which resulted in the revolving period and maturity dates under the syndicated credit facility being extended to May 31, 2026 and May 31, 2027, respectively. In the future, if the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior unsecured notes, it is possible that we could be required to seek other sources of financing, including other forms of debt or equity arrangements if available. Please see the Financing section of this MD&A for further details regarding our outstanding debt instruments.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at March 31, 2025	72,873,253
Issuance under stock option and restricted and performance share unit plans	1,874
Repurchase and cancellation of common shares	(2,356,230)
As at May 6, 2025	70,518,897

Options outstanding:
As at March 31, 2025	2,637,314
Granted	36,400
Forfeited	(2,430)
As at May 6, 2025	2,671,284

RSUs outstanding:
As at March 31, 2025	1,875,387
Granted	18,200
Vested	(5,240)
Forfeited	(75,016)
As at May 6, 2025	1,813,331

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Supplemental Production Disclosure

Outlined below is production by product type for each area and in total for the three months ended March 31, 2025 and 2024.

	Three months ended March 31
Daily production (boe/d)	2025	2024
Cardium
Light oil (bbl/d)	11,835	11,285
Heavy oil (bbl/d)	75	47
NGLs (bbl/d)	2,991	2,684
Natural gas (mmcf/d)	60	60
Total production (boe/d)	24,967	24,058

Peace River
Light oil (bbl/d)	-	-
Heavy oil (bbl/d)	10,690	6,565
NGLs (bbl/d)	15	14
Natural gas (mmcf/d)	5	4
Total production (boe/d)	11,609	7,287

Viking
Light oil (bbl/d)	824	1,715
Heavy oil (bbl/d)	90	94
NGLs (bbl/d)	44	60
Natural gas (mmcf/d)	3	4
Total production (boe/d)	1,520	2,505

Legacy
Light oil (bbl/d)	68	79
Heavy oil (bbl/d)	32	42
NGLs (bbl/d)	22	25
Natural gas (mmcf/d)	2	2
Total production (boe/d)	320	388

Total
Light oil (bbl/d)	12,727	13,079
Heavy oil (bbl/d)	10,887	6,748
NGLs (bbl/d)	3,072	2,783
Natural gas (mmcf/d)	70	70
Total production (boe/d)	38,416	34,238

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Reconciliation of Cash flow from Operating Activities to Funds flow from Operations

	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30
Three months ended	2025	2024	2024	2024	2024	2023	2023	2023
Cash flow from operating activities	$96.7	$115.0	$110.3	$77.9	$58.7	$117.7	$95.3	$67.1
Change in non-cash working capital	(5.8)	(13.5)	6.1	29.7	13.4	(30.3)	(3.6)	13.7
Decommissioning expenditures	6.6	3.5	6.3	4.0	10.1	7.7	5.3	4.9
Onerous office lease settlements	0.7	2.3	2.2	2.2	2.3	2.3	2.2	2.2
Settlement of restricted share units	-	-	-	-	-	0.1	0.1	-
Deferred financing costs	(0.4)	(0.5)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)
Restructuring	0.1	-	-	-	-	-	-	-
Transaction costs	2.2	-	-	1.4	-	-	-	-
Other expenses	-	0.9	0.4	0.6	0.5	0.1	0.2	0.1
Funds flow from operations	$100.1	$107.7	$124.7	$115.2	$84.4	$97.0	$98.9	$87.4

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company's ICFR that occurred during the period beginning on January 1, 2025 and ending on March 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR. No changes to the Company’s ICFR were made during the quarter.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Non-GAAP and Other Financial Measures

Throughout this MD&A and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities, as indicators of our performance.

Non-GAAP Financial Measures

“Free cash flow” is funds flow from operations less both capital and decommissioning expenditures and the Company believes it is a useful measure to determine and indicate the funding available to Obsidian Energy for investing and financing activities, including the repayment of debt, reallocation to existing areas of operation, deployment into new ventures and return of capital to shareholders. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” above for a reconciliation of free cash flow to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Funds flow from operations” is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, settlement of RSUs, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring, transaction costs and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and "Reconciliation of Cash flow from operating activities to Funds flow from operations" above for reconciliations of funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Gross revenues” are production revenues including realized risk management gains and losses on commodity contracts and adjusted for commodities purchased from third parties and sales of commodities purchased from third parties and is used to assess the cash realizations on commodity sales. See “Results of Operations – Production Revenues” above for a reconciliation of gross revenues to production revenues, being our nearest measure prescribed by IFRS.

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

"Sales” are production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties and is used to assess the cash realizations on commodity sales before realized risk management gains and losses. See “Results of Operations – Production Revenues” above for a reconciliation of gross revenues and sales to production revenues, being our nearest measure prescribed by IFRS.

“Net debt” is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity. See “Liquidity and Capital Resources – Net Debt” above for a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS.

“Net operating costs” are calculated by deducting processing income, road use recoveries and realized gains and losses on power risk management contracts from operating costs and is used to assess the Company’s cost position. Processing fees are primarily generated by processing third party volumes at the Company’s facilities. In situations where the Company has excess capacity at a facility, it may agree with third parties to process their volumes to reduce the cost of operating/owning the facility. Road use recoveries are a cost recovery for the Company as we operate and maintain roads that are also used by third parties. Realized gains and losses on power risk management contracts occur upon settlement of our contracts. See “Results of Operations – Expenses – Operating” above for a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS.

“Netback” is production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties (sales), less royalties, net operating costs, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See "Results of Operations – Netbacks" above for a reconciliation of netbacks to sales and "Results of Operations – Production Revenues" above for a reconciliation of sales to production revenues, being our nearest measure prescribed by IFRS.

Non-GAAP Ratios

“Funds flow from operations – basic per share” is comprised of funds flow from operations divided by basic weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash flow from operating activities to Funds flow from operations” above.

“Funds flow from operations – diluted per share” is comprised of funds flow from operations divided by diluted weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash flow from operating activities to Funds flow from operations” above.

“Net operating costs per bbl”, “Net operating costs per mcf” and “Net operating costs per boe” are net operating costs divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Net operating costs is a non-GAAP financial measure. See “Results of Operations – Expenses – Operating" above.

“Netback per bbl”, “Netback per mcf” and “Netback per boe” are netbacks divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Management believes that netback per boe is a key industry performance measure of operational efficiency and provides investors with information that is also commonly presented by other oil and natural gas producers. Netback is a non-GAAP financial measure. See “Results of Operations – Netbacks” above.

"Sales per boe" is sales divided by weighted average daily production on a per boe basis. Sales is a non-GAAP financial measure. See “Results of Operations – Production Revenues" above.

Supplementary Financial Measures

Average sales prices for light oil, heavy oil, NGLs, total liquids and natural gas are supplementary financial measures calculated by dividing each of these components of production revenues by their respective production volumes for the periods.

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

“Cash flow from operating activities – basic per share” is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by basic weighted average common shares outstanding.

“Cash flow from operating activities – diluted per share" is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by diluted weighted average common shares outstanding.

"G&A gross – per boe" is comprised of general and administrative expenses on a gross basis, as determined in accordance with IFRS, divided by boe for the period.

"G&A net – per boe" is comprised of general and administrative expenses on a net basis, as determined in accordance with IFRS, divided by boe for the period.

Oil and Natural Gas Information

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	mmbtu	Million British thermal unit
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGL	natural gas liquids
		LNG	liquefied natural gas
		NYMEX	New York Mercantile Exchange price for natural gas

References to Q1, Q2, Q3 and Q4 are to the three-month periods ended March 31, June 30, September 30 and December 31, respectively.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the expected development and production increase of our Peace River assets; the continued development of both the Bluesky and Clearwater heavy oil formations; the expectation that our Willesden Green and Viking light oil assets will continue to generate stable production and free cash flow to help fund growth in our Peace River assets; monetization options for our InPlay Share position; our expectations for the NCIB in 2025; potential US imposed tariffs and the anticipated impact on the global economy and commodity markets; increased output from OPEC and the expected impacts on commodity prices; our environmental remediation efforts, including anticipated spending in 2025 and our continued focus on abandoning and reclaiming inactive fields across our portfolio; our hedges; our intention to use multiple sales points in the Peace River area and the anticipated benefits in connection therewith; our expectations in connection with taxable profits and the Company's ability to utilize its remaining deferred tax asset balance; the terms and conditions under our syndicated credit facility and senior unsecured notes and our expectations if the Company is unsuccessful in renewing or replacing them in the future; our expectations in connection with compliance with environmental legislation; how we plan to manage our debt portfolio; all information disclosed under "Sensitivity Analysis"; our future payment obligations as disclosed under "Contractual Obligations and Commitments"; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks; and that management maintains close relationships

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

with the Company's lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company's financial flexibility and capital program and the anticipated benefits in connection therewith.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein (except as disclosed herein); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents, and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; future capital expenditure and decommissioning expenditure levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

The future acquisition by the Company of the Company's common shares pursuant to its share buyback program (including through an NCIB), if any, and the level thereof is uncertain. Any decision to acquire common shares of the Company pursuant to the share buyback program will be subject to the discretion of the board of directors of the Company and may depend on a variety of factors, including, without limitation, the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on the Company under applicable corporate law. There can be no assurance of the number of common shares of the Company that the Company will acquire pursuant to its share buyback program, if any, in the future.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) the tariffs that are currently in effect on goods exported from or imported into Canada continue in effect for an extended period of time, the tariffs that have been threatened are implemented,

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

that tariffs that are currently suspended are reactivated, the rate or scope of tariffs are increased, or new tariffs are imposed, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed or threatened to be imposed by the U.S. on other countries and retaliatory tariffs imposed or threatened to be imposed by other countries on the U.S., will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company, including by decreasing demand for (and the price of) oil and natural gas, disrupting supply chains, increasing costs, causing volatility in global financial markets, and limiting access to financing; the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholders and/or reduce debt levels to the extent anticipated or at all); the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events and the responses of governments and the public thereto, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by regional and/or global health related events, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or senior unsecured notes or to fund other activities; the possibility that we are unable to complete one or more Repurchase Offers when otherwise required to do so; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as wild fires, inability to access our properties due to blockades or other activism, or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of interest rates on our borrowing costs and on economic activity, and including the risk that elevated interest rates cause or contribute to the onset of a recession; the risk that our costs increase due to inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding and droughts (which could limit our access to the water we require for our operations)); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to a regional and/or global health related event and/or the influence of public opinion and/or special interest groups; and the other factors described under "Risk Factors" in our Annual Information Form and described in our public filings, available in Canada at www.sedarplus.caand in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

OBSIDIAN ENERGY FIRST QUARTER 2025	MANAGEMENT’S DISCUSSION AND ANALYSIS 22